Mail Stop 3561

December 7, 2006

Avi Sivan
Chief Executive Officer
IGIA, Inc.
16 East 40th Street, 12th Floor
New York, New York 10016

>   Re: **IGIA, Inc.**
>   **Registration Statement on Form SB-2**
>   **Amendment No. 1 Filed November 21, 2006**
>   **File No. 333-137832**

Dear Mr. Sivan:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that in addition to the shares of common stock you are registering related to the July 2006 financing, you engaged in two other financing transactions of similar securities with the same purchasers during 2006. In the event that you intend to register the securities related to those two financing transactions, please be advised that we may require you to register most or all of those securities as a primary offering of securities.

July 2006 Financing, page 6

2. We note your response to comment 6 in our letter dated November 1, 2006. Please advise us of the date on which you received the remaining $410,066.20 proceeds from the $500,000 in callable secured convertible notes from the July 2006 financing. Also, please file all schedules and exhibits to the Escrow Agreement.

Description of Securities to Be Registered, page 40

3. We note the statement that the outstanding shares are validly issued, fully paid and nonassessable. Please attribute this statement to counsel or delete it.

Selling Stockholders, page 43

4. Please refer to comment 2 in our letter dated November 1, 2006. As requested previously, please revise the disclosure in your Selling Stockholders table to briefly describe the transactions relating to the shares you are registering.

5. We note that the shares included in the table total more than the 60,000,000 you have indicated that you are registering. Please revise so the numbers included agree with the 60,000,000 total disclosed elsewhere in the registration statement.

* * * * *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Matthew Benson, Attorney-Adviser, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Yoel Goldfeder, Esq.
Sichenzia Ross Friedman Ference LLP
Via Fax: (212) 930-9725